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04002010

TES
GE COMMISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING JAN 27 2004 WASH. D.C. 158

SEC FILE NUMBER	
8-	52373

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/30/02 (MM/DD/YY) AND ENDING 11/28/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 CALIFORNIA STREET
(No. and Street)

SAN FRANCISCO (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Favia (212) 902-1710
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 11 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See secti

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (7-00)

OATH OR AFFIRMATION

January 23, 2004

State of New York
ss:
County of New York

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of November 28, 2003, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Stuart N. Bernstein
CEO
Epoch Securities, Inc.

State of New York
County of New York

Subscribed and sworn before me;

This 23rd day of January, 2004

Eileen M Laub

EILEEN M. LAUB
Notary Public, State of New York
No. 01LA5084669
Qualified in Richmond County
Certificate Filed in New York County
Commission Expires August 8, 2005

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of November 28, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Stockholder of
Epoch Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. (the "Company") at November 28, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 26, 2004

EPOCH SECURITIES, INC.

STATEMENT of FINANCIAL CONDITION

November 28, 2003

Assets

Cash	$ 5,586,196
Receivables from affiliates	10,372,885
Deferred tax asset	20,678,644
Fixed assets, net	62,054
	$ 36,699,779

Liabilities and Stockholder's Equity

Taxes payable	$ 241,213
Payable to affiliate	946
	242,159
Stockholder's equity	
Common stock $0.01 par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	143,071,341
Accumulated deficit	(106,613,731)
	36,457,620
	$ 36,699,779

The accompanying notes are an integral part of this statement of financial condition.

EPOCH SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Description of Business

Epoch Securities, Inc. (the "Company"), a Delaware corporation, is a registered U.S. broker-dealer. The Company engages in investment banking activities, which include acting as a distribution channel for Goldman, Sachs & Co ("GS&Co.") for initial public and secondary securities offerings to retail customers. The Company is a wholly owned subsidiary of Epoch Partners, Inc. (the "Parent"), a wholly owned subsidiary of The Goldman Sachs Group Inc. ("Group Inc.").

Note 2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. These estimates and assumptions are based on judgment and available information, and, consequently, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2003 refer to the firm's fiscal year ended or the date, as the context requires, November 28, 2003.

Cash

Cash represents unrestricted cash held with one financial institution.

Fixed Assets

Fixed assets consist of computer equipment and software (including software development costs), that are stated at cost, less accumulated depreciation, amortization and net of any write down. Depreciation and amortization are computed on a straight-line basis over estimated useful lives of the assets.

Income taxes

Income taxes are accounted for using the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amounts that more likely than not will be realized. The Company joins in the filing of Group Inc.'s consolidated U.S. income tax return. Current income tax is allocated to the Company based on inclusion of the Company's items in the consolidated returns, including utilization of net operating loss carryforwards by Group Inc.

Note 3. Fixed Assets

As of November 28, 2003, fixed assets consisted of the following:

Computer equipment	$ 1,638,087
Software	1,994,476
	3,632,563
Accumulated depreciation and amortization	(3,570,509)
Fixed assets, net	$ 62,054

Note 4. Income Taxes

As of November 28, 2003, the Company had available $59 million of net tax operating loss carryforwards for federal income tax purposes and has recorded a $21 million deferred tax asset related to the utilization of their loss carryforwards by Group Inc. These carryforwards, which may provide future tax benefits, begin to expire in 2018. The current component of the tax benefit represents amounts expected to be received from Group Inc. due to the utilization on its consolidated tax return of a portion of the Company's net operating loss carryforwards. The deferred component represents a decrease during 2003 in the Company's net operating loss carryforward. The Company has not recorded a valuation allowance related to the deferred tax asset.

Note 5. Net Capital Requirements

As of November 28, 2003, the Company was a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements. The Company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 28, 2003, the Company had regulatory net capital of $11,931,061, which exceeded the amount required by $11,681,061.

The Company has entered into a clearing agreement to clear all of its securities transactions on a fully disclosed basis through an affiliated clearing broker-dealer. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the proprietary accounts of an introducing broker ("PAIB"). Accordingly, the Company is permitted to include PAIB assets as allowable assets in its net capital computations.

Note 6. Related Party Transactions

The Company has entered into an agreement with GS&Co., whereby GS&Co. provides management, administrative and operational services required by the Company. The Company has recorded $10.4 million of receivables from affiliates, of which $6.9 million is due from GS&Co. and $3.5 is due from Group Inc.